Exhibit 99.1

Zhongchao Inc. and Takeda Pharmaceutical Expand Scope of Cooperation in China

Shanghai, China, November 12, 2020 /PRNewswire/-- Zhongchao Inc. (NASDAQ: ZCMD) (“Zhongchao” or the “Company”), a healthcare services company offering patient management, online healthcare information, professional training and educational services, today announced that the Company and Takeda Pharmaceutical Company Limited (“Takeda”) agreed to expand their current scope of cooperation which now covers five of Takeda’s subsidiaries in China including the new addition of Baishen Biotechnology (Shanghai) Co., Ltd. Pursuant to the amended service agreement by and between Zhongchao and Takeda, Zhongchao shall continue to serve as Takeda’s vendor and partner in China, providing a broad range of services in medical editing, document collation, medical training and education, and brand building to Takeda.

Weiguang Yang, Chairman and Chief Executive Officer of Zhongchao, commented, “With over 50,000 employees and over $30 billion in revenues (for the fiscal year ended March 31, 2020), Takeda is a global biopharmaceutical leader and a Fortune Global 500 company. We are proud that we have been a vendor and partner in China for various medical training and education and brand building programs sponsored by Takeda since 2018. Takeda has established itself as a values-based, R&D-driven biopharma with strong presence in the Chinese market and recently announced that it plans to bring at least fifteen new drugs or indications into the Chinese market over the next 5 years – widely regarded as one of the most aggressive expansion plans in China by major pharmaceutical companies. With the renewal of the contract by Takeda with broadened scope of cooperation, we believe this represents a significant opportunity for us to further grow our business in years to come.”

About Takeda Pharmaceutical Company Limited

Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK)(“Takeda”) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Diseases, Neuroscience, and Gastroenterology (GI). Takeda also makes targeted R&D investments in Plasma-Derived Therapies and Vaccines. Takeda is focusing on developing highly innovative medicines that contribute to making a difference in people's lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Takeda is committed to improving quality of life for patients and to working with its partners in health care in approximately 80 countries. More information can be found at https://www.takeda.com.

About Zhongchao Inc.

Incorporated in 2012 with headquarter offices in Shanghai and Beijing, China, Zhongchao Inc. is an online provider of healthcare information, professional training and educational services to healthcare professionals under its “MDMOOC” platform (www.mdmooc.org) and to the public under its “Sunshine Health Forums” platform (www.ygjkclass.com) in China. The Company also offers patient management services under its “Zhongxun” platform (www.zhongxun.online). More information about the Company can be found at its investor relations website at http://izcmd.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the professional training and educational services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, the length and severity of the recent coronavirus outbreak, including its impacts across our business and operations.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Pei Xu, CFO

Email: xupei@mdmooc.org

Phone: +86 21-3220-5987

Investor Relations:

Sherry Zheng
Weitian Group LLC
Email: shunyu.zheng@weitian-ir.com

Phone: +1 718-213-7386